Exhibit 1

Ethics and U CODE OF CONDUCT AND ETHICS

Dear Employees, At Cameco, we have built a strong reputation for maintaining the highest standards of ethical behaviour. This is what has helped the company grow into the global business it is today, and is essential as we carry out our mission to bring the multiple benefits of nuclear energy to the world. As we continue to grow our business, we will face ethical choices. Cameco’s Code of Conduct and Ethics is your guide on how we uphold our value of integrity. Integrity is hard earned and easily lost, and it’s something we all have to work hard to protect. The code applies to all employees, officers and directors of Cameco and its subsidiaries, setting clear standard of what we expect you to follow all of your work-related activities. Because not e situation is covered in the code, it is important t we follow the spirit of the document, not just th words. When in doubt, ask your manager or the contacts listed on the back page for guidance. If you know of, or suspect, any violations of this expect you to bring your concerns to your supe or local HR representative. If you prefer, you can report concerns anonymously through the Ethi Hotline, either online or at the toll-free number listed in the code. You can expect the company investigate the matter and protect you from an form of retaliation when you report a concern honestly and in good faith. Thank you for your continued dedication to Cameco and your commitment to making a difference by upholding the standards set forth our code. Our dedication to integrity allows us t take pride in our work and in our reputation as good corporate citizen. TIM GITZEL PRESIDENT AND CHIEF EXECUTIVE OFFICER CAMECO CORPORATION “Our dedication to integrity allows us to take pride in our work and in our reputation as a good corporate

TABLE OF CONTENTS OUR RESPONSIBILITIES 2 •Weusethiscodetoguideusinhowtoproperly conduct ourselves and act ethically in connection with our work at Cameco 2 •Ourchiefcorporateofficer,andourcorporate secretary maintain this code 2 OUR CONDUCT UNDER THE LAW 4 •Weobeyallapplicablelaws,rulesandregulations 4 •Wedonottakepartininsidertrading 4 •Welobbygovernmentsonlyaccordingto their rules 6 •Weobeyallimportandexportregulations 6 •Wedonotmakeloansorguaranteestoboard directors or officers of Cameco 7 OUR CONDUCT WITHIN CAMECO 8 •Weavoidactual,potentialorperceived conflicts of interest 8 •Wedeclarewhetherwehaveanyconflicts of interest 10 •Weprotectconfidentialinformationaboutthe company, employees, contractors, customers, partners, clients and suppliers 12 •Wemaintainourbusinessrecordsaccordingto the law and our own retention policies 14 •Wedonottakeunfairadvantageof opportunities through our jobs 14 •Wetakeactiontoidentifyandpreventfraud 15 •WeprotectandproperlyuseCameco’sproperty15 •Weuseourcomputersystems,emailand Internet appropriately 16 •Safetyisourtoppriority 16 •Wetreateveryonewithrespectanddignity 18 OUR CONDUCT WITHIN THE COMMUNITY 20 •Wedoourworkinasociallyresponsiblemanner20 •Weengagepeopleinthecommunitieswhere we are located 20 •Wesupportworthwhilecommunitycauses 21 1 •Weprotecttheenvironment 22 •Wefollowourcompanyguidelineswhen supporting or participating in political activities 22 OUR CONDUCT WITH OUR SHAREHOLDERS AND THE PUBLIC 24 •Wecontinuouslydiscloseimportant information to the public openly and honestly 24 •Weonlyshareinformationpubliclythrough our authorized spokespersons or with permission from the chief corporate officer 24 •Wekeepfullandaccuratefinancialreports and administrative records 25 •Wereportconcernsregarding accounting practices 26 OUR CONDUCT WITH CUSTOMERS, PARTNERS, CONTRACTORS, SUPPLIERS AND COMPETITORS 28 •Weactfairly,honestlyandrespectfully with everyone 28 •Weonlygiveandacceptmodestgiftsand invitations in the spirit of business courtesy and relationship management 28 •Wefollowthecompetitionlawsofthe countries where we operate 31 OUR ADMINISTRATION OF THIS CODE 32 •Wecommittoannuallyreviewingthiscode 32 •Weunderstandthereareconsequencesfor violating this code or management documents 32 •Wereportviolationsofthiscodeor management documents 32 •Thecorporatesecretarykeepsalogofreports and complaints 34 •Waiversofthiscoderequireapprovalbefore they can proceed 34 OUR MANAGEMENT DOCUMENTS REFERENCED IN THIS CODE 35 CONTACT INFORMATION 36

2 We each must follow this Code of Conduct and Ethics. “We” means employees, officers and board directors of Cameco and its subsidiaries. This code is important. There are serious consequences if you don’t follow the code. Our Responsibilities We use this code to guide us in how to properly conduct ourselves and act ethically in connection with our work at Cameco We have this code to help us understand the kinds of activities that are right and we are encouraged to do, and the kinds of activities that are wrong and not allowed. Don’tassumequestionableactivities are OK just because they haven’t been mentioned in this code. Ask yourselfthefollowingquestionsto decide if an activity is right or wrong. • Does it seem right? • Is it fair? • Is it legal? • Does it match up with Cameco’s Value Statements? • Would I want other people to know I did it? • Would I feel OK if I read about it in the newspaper? • Would other people at Cameco feel OK if they read about it in the newspaper? Ask your supervisor or manager for advice if you’re still in doubt about aquestionableactivityafterasking yourselfthesequestions. Our chief corporate officer and our corporate secretary maintain this code The chief corporate officer and the corporate secretary are responsible for putting the code into practice throughout the company and keeping it up-to-date.

3 They report to our board of directors’ nominating, corporate governance and risk committee on matters related to board directors. They report to our board’s audit and finance committee on matters related to employees. The audit and finance committee recommends any changes to the code to Cameco’s board of directors. The board must approve them before they can be made and put into practice. You contribute to the ethical culture of Cameco when you report violations of this code. You’re protected from any form of retaliation when you report your concerns honestly. If you know of, or suspect, any violations of this code, you should first consider speaking to your supervisor or manager. You may also reportanyviolationoraskanyquestionsabout the code by contacting your local or corporate human resources department, the internal audit department, the corporate legal department or the corporate secretary. We also have an Ethics Hotline that is available 24/7 and operated by an external company. You can report any violations of this code anonymously through the Ethics Hotline. You can reach the Ethics Hotline online, in English or Russian, at www.clearviewconnects.com or by phone toll free in Canada and the US at 1-866-590-4135 in Australia at 1-800-337-354 and by landline in Kazakhstan at 8-800-333-6613

4 Our Conduct under the Law We obey all applicable laws, rules and regulations We follow the applicable laws, rules and regulations in the countries where we work and do business. The fact that unethical business practices may be common in some countries doesn’t justify them. Breaking the law is never OK even if your intent is for the good of the company. Also, not knowing the law is no excuse for breaking it. Familiarize yourself with, and follow, all the laws, rules and regulations that apply to your job. Be alert to unethical practices and make sure you act ethically. Check with your supervisor or the corporate legal department if you don’t know the laws, rules and regulations that apply to your job. Also check our International Business Conduct Program for more information. We do not take part in insider trading Insider trading happens when someone uses confidential information to make a decision about buying or selling shares or other financial securities. Bribes and kickbacks are common examples of unethical business practices. It’s not ethical to offer money or any type of reward to a government official directly or indirectly in order to obtain or retain an improper advantage. If you take part in these kinds of practices or any other unethical business practices, you not only violate our Code of Conduct and Ethics but you also damage our reputation and put yourself, our company and our officers at risk of fines, charges and possibly jail You’re guilty of insider trading if you use confidential information about Cameco or any other company to help you or someone else decide when to buy or sell Cameco’s or the other company’s shares or financial securities. This is against our rules and, in most cases, is against the law. Check our Securities Trading and Reporting Standard for more information. Check with the corporate secretary or chief financial officer if you’re unsure about the rules before you trade any of Cameco’s shares or financial securities.

Also, special rules apply to employees and board directors considered to be “reporting insiders” under securities laws. If you’re a reporting insider, you must get the corporate secretary’s approval before buying or selling Cameco’s shares or exercising stock options. The corporate secretary informs you if you’re a reporting insider. Question: I just found out about something that happened in the company that makes me want to trade some of my Cameco shares. Can I go ahead and trade my shares? Answer: You can’t buy or sell the shares unless the general public also has access to the same information that you just learned. The corporate secretary announces black-out periods so we know when we can’t buy or sell Cameco shares. Even if there is no black-out, you can’t buy or sell shares using important confidential information if the general public doesn’t also have access to the same information. If in doubt, check with the corporate secretary before you buy or sell shares. Senior Vice-President, Chief Legal Officer and Corporate Secretary, Gary Chad

6 We lobby governments only according to their rules Cameco lobbies governments to potentially influence the outcome of government policies and regulations that affect our business and industry. Governments set rules on lobbying and we need to make sure we know and follow them before contacting any government officials for the purposes of lobbying. You need permission from the corporate legal department and you need to clearly understand the rules before lobbying any government official. The corporate legal department maintains a list of everyone in the company who is lobbying and gives them the rules to follow. We obey all import and export regulations We only import and export uranium products and nuclear technologies according to applicable government regulations. We recognize uranium products and nuclear technologies have the potential to be misused and so we make sure we export only to people, organizations and countries who will use them for peaceful purposes. Government regulations requireustodisclosehowtheuranium products and nuclear technology will be used before we’re allowed to export them. If you’re involved in importing or exporting, make sure you follow all regulatoryrequirementsandhaveall the necessary licences and permits in place. Check our Nuclear Technology Export and Import Controls Compliance Program for more information regarding importing or exporting nuclear technology. If you plan to share any nuclear technology with someone outside of Cameco and are unsure of the rules, make sure you first discuss this with a member of the technical committee defined in the Nuclear Technology Export and Import Controls Compliance Program. Check with your supervisor or the corporate legal department if you need guidance on any aspect of import and export regulations. We do not make loans or guarantees to board directors or officers of Cameco As a company, we do not loan money, extend credit or guarantee personal financial obligations of board directors or officers of the company and their families. Question: Icontactagovernmentregulatorfrequentlytoproviderequiredreportsand toaskquestionsaboutregulations.Isthislobbying? Answer: No.Supplyingrequestedinformationandaskingquestionsisnotlobbying. You would be lobbying, however, if you made a suggestion about how to amend a regulation. Always get permission from the corporate legal department before lobbying and make sure you understand the rules.

8 Our Conduct within Cameco We avoid actual, potential or perceived conflicts of interest A conflict of interest happens when our relationships, actions or interests outside of work interfere, might interfere, or even appear to interfere with our duties or Cameco’s business interests. Avoid conflicts of interest or the appearance of conflict. Don’t: • Take part in outside business transactions, or have a financial or personal interest that may interfere with your duties to Cameco. • Hold shares in public companies that Cameco is likely to consider investing inoracquiringifyou’recommonly partoftheacquisitionprojectteam or have influence over the key project decisions. • Take part in outside work or business or be a member of a group or sit on a company’s board that is in competition with (or has opposing interests to) Cameco or interferes with your performance at Cameco. • Have a family member report to you, either directly or indirectly, through your reporting line. • Take part in, or influence, any financial, administrative or human resources processes concerning your family members. • Give preferential treatment to relatives or friends or to organizations in which your relatives or friends have a financial or other interest. For employees in Canada, check our Conflicts of Interest Between Employed Family Members Procedure for more information about the rules involving family members at work.

Question: What are some examples of the kinds of business transactions or financial or personal interests that may put me in a conflict of interest situation? Answer: Generally, you have a conflict of interest when you put yourself in a situation where you may not be acting in Cameco’s best interests. For example, you may have a conflict if: •Youawardacontracttoaprivate company in which you are a shareholder. •Youoryourfamilyhaveasignificant interest in a business that deals with Cameco. •Youinfluencedadecisionthat Cameco made that improves the value of property you own or have an interest in, such as shares in junior uranium companies. •Yourealizedfinancialgainsor savings from the purchase or sale of stocks, bonds, shares or other assets using information which isn’t generally available to the public. 9 Question: I work part-time at Cameco. The other part of the time I work for another company. Is this a conflict of interest? Answer: It’s not a conflict of interest unless: •Theothercompanyisa competitor of Cameco. •Theothercompanyhasopposing interests to Cameco. •Theotherjobinterfereswithyour duties at Cameco.

10 We declare whether we have any conflicts of interest We each complete a declaration form when we start our jobs or board appointments at Cameco. On the form you declare whether you have any actual, potential or perceived conflicts of interest. The corporate secretary, or designate, reviews the completed forms. You need to complete and submit a new form any time an actual, potential or perceived conflict of interest arises. You also need to complete a new form if you’re promoted into job band six or higher, or if you move into a job in supply chain management, exploration or corporate human resources. Anyone in these jobs also completes and submits a new form annually. The form will be provided to you automatically. If you’re an employee in Canada and have a conflict of interest concerning a family member you also need to complete another form where you state your plan for dealing with the conflict. This is explained in the declaration form. Check our Conflicts of Interest Between Employed Family Members Procedure for more information. All members of the pension investment committee, board directors or employees operating or administering our pension plans must disclose any kind of personal, financial or other interests that would conflict with their duties concerning the plan. Actual, potential or perceived conflicts must be declared as they would for any other type of conflict described in this code. Any of us having an actual, potential or perceived conflict must not take part in discussions and decision-making related to the conflict unless allowed by the applicable decision-makers. You have violated this code and are subject to discipline or even dismissal if you don’t disclose any conflicting interests you may have. Question: What happens if my conflict of interest is not acceptable to Cameco? Answer: Depending on the conflict, you may have to take one or more of the following actions: •Givebackanybenefityoureceived. •Getridoftheoutsideinterest. •Putapplicableassetsinafrozenor blind trust. •Acceptatransfertoajobwherethe conflict wouldn’t exist. •Excludeyourselffromanyhuman resources, administrative or financial processes concerning family members at Cameco. •Resignfromyourjoborboard appointment.

Question: What happens after I declare that I have (or might have) a conflict of interest? Answer: A committee reviews your conflict and decides whether it’s acceptable. If you’re a board director •Theboard’snominating,corporate governance and risk committee reviews your conflict and recommends to the board whether it’s acceptable. The board makes the final decision. You don’t take part in the discussions or decision about your own conflict. If you’re an officer, senior vice-president or vice-president •Theboard’sauditandfinance committee reviews and recommends to the board whether your conflict is acceptable. The board makes the final decision. If you’re in any other type of job •Management’sconductandethics committee reviews your conflict and decides what must be done to deal with the conflict. Once a decision is made about your declared conflict, you are notified in writing. Also, if you are an officer or board director, any transactions between you and Cameco (other than routine transactions arising in the ordinary course of business and consistent with past practice) must be approved by the board of directors on the recommendation of the audit and finance committee or the nominating, corporate governance and risk committee.

12 We protect confidential information about the company, employees, contractors, customers, partners, clients and suppliers As part of our work, we may learn confidential information about our company and people. We always maintain the confidentiality of this information except when we have permissiontodiscloseitorarerequired to disclose it by law. Makesureyoumaintainconfidentiality. Never: • Share any confidential information that you know about, due to working at Cameco, with anyone from outside of the company. •Makestatementstothemediain Cameco’s name without permission. • Allow an unauthorized person access to confidential information. • Share information from an employee’s personnel file. Employee files are available only to appropriate employees on a “need-to-know” basis and in compliance with applicable laws. • Use any confidential information you receive due to working at Cameco for your own personal benefit or the benefit of your friends or family members. As part of our work we may receive confidential information about other companies. Be aware that you might have obligations regarding this confidential information. For example, there may be a confidentiality agreement that restricts what we can do with the information we receive.Makesureyoucheckwiththe corporate legal department about what information can be disclosed and to whom it can be disclosed inside and outside of Cameco. Check our Confidentiality Policy for more information. If you work in Canada, and handle confidential information, you also need to know about our Privacy and Protection of Personal Information Policy. You need to state on your declaration form, under this code, that you have read and will follow this policy. The policy is about how to fulfill the principles in Canada’s Personal Information Protection and Electronic Documents Act. Senior Vice-President and Chief Commercial Officer, Ken Seitz

13 PRIVATE & CONFIDENTIAL

14 We maintain our business records according to the law and our own retention policies We never alter, distort or conceal any records, or destroy any records except in accordance with the law and our retention policies. We retain all relevant documents if there is a lawsuit, government investigation or other type of special investigation. Contact the corporate records management group or corporate legal department if you’re unsure about what documents to retain. We do not take unfair advantage of opportunities through our jobs We owe a duty to Cameco to put its interests ahead of our own when opportunities arise that we have discovered or created through our jobs at Cameco. You may not use company property, information, or any influence you have because of your job for your own personal gain or to compete with the company. Ideas and inventions belong to the company when you came up with them as part of your normal duties. Check with the corporate secretary if you’re unclear whether your idea or invention belongs to you or the company.

15 We take action to identify and prevent fraud Fraud happens when someone acts dishonestly to make money illegally or to get an unfair advantage. Examples include stealing, forgery, identity theft, misuse of assets, taking kickbacks and making false reports. We don’t tolerate any type or degree of fraud at Cameco. We are each responsible for identifying and preventing fraud. Report any suspected fraud to your supervisor or manager. If this creates a conflict for you, contact the internal audit department or you can report your suspicion anonymously through the Ethics Hotline. You’re protected from any form of punishment or retaliation when you honestly report suspected cases of fraud. Check our Anti-Fraud Program for more information. We protect and properly use Cameco’s property We protect our company’s property and use it efficiently because theft, carelessness and waste affect our profitability. Get permission from your supervisor or manager before using company property for anything other than official company business.

16 We use our computer systems, email and Internet appropriately Our computer systems, email and Internet are for business use. Some personal use is OK as long as it’s outside of business hours and does not interfere with company business. The information you view and share – whether for business or personal use – must be appropriate, respectful and according to our rules. Check our Information Security Program for more information. Safety is our top priority We are all accountable for safety. No job is so important that we can’t take the time to do it safely. We have safe and healthy workplaces and continually look for ways to improve. Question: What should I do if I think someone might be acting fraudulently but I can’t prove it? Answer: You should report the situation even if you can’t prove it. An investigation by the internal audit department will then determine if it is a case of fraud. Check our Safety, Health, Environment and Quality Policy for the principles we follow on workplace safety and health. Report any actual or potential safety or health risks you discover at work to your supervisor, manager or senior management. You can also report your concerns through the Ethics Hotline if you’re uncomfortable speaking to someone in the company directly or if you wish to report your concerns anonymously. You are protected from any form of punishment when you report your concern honestly. Report the situation to your supervisor or manager, your local or corporate human resources department, the internal audit department or anonymously through the Ethics Hotline.

Question: I think one of the practices at my workplace is unsafe but my super and manager disagree. I really think is an accident waiting to happen already reported it so should I just about it? Answer: No, you shouldn’t forget about it because someone could get hurt we are all accountable for safety. You can report it to any of the following groups: your local safety department; workplace occupational, health and safety committee; divisional or corporate SHEQ group; corporate SHEQ audit group; local or corporate human resources department; or the corporate legal department. If this makes you uncomfortable then you can report your concerns anonymously through the Ethics Hotline. There will be no retaliation for reporting your honest concer regardless of the outcome. Senior Vice-President and Operating Officer, Bob S

18 We treat everyone with respect and dignity We each have the right to work inaplacethatencouragesequal opportunity and doesn’t allow discrimination. This means we must all co-operate, understand and respect each other. We don’t allow any sort of harassment at Cameco. Harassment is a comment or conduct that is known (or should be known) to be unwelcome or offensive to a reasonable person. Check our Respectful Workplace Program for more information and what to do if you’re being harassed. Question: Answer: Mysupervisorkeepsaskingme You should go ahead and take your out on a date. I’m not interested complaint forward, in accordance and have told him so several with our Respectful Workplace times. I’m worried my supervisor Program, to your supervisor’s will get angry and that my job manager, your local or corporate will be at stake if I file a complaint. human resources department, union What should I do? representative (if applicable), site nurse, or other person of authority in the company. Retaliation against an employee who files a complaint is not allowed. Tell your local or corporate human resources department if your supervisor gets angry with you.

20 Our Conduct within the Community We do our work in a socially responsible manner We are leaders in corporate social responsibility. This is due to our commitment to a safe, healthy and rewarding workp a clean environment, supportive communities and outstanding financial performance. We measure our success by our performance in these four areas. Our decisions and actions are guided by our four values: safety and environment, integrity and excellence. By pursuing these values, we attract and retain top talent; earn the trust of our stakeholders; manage risks effectively; and ensure the long-term competitiveness and sustainability of our operations, all for the purpose of adding shareholder value. Check our Value Statements for further information on how we live our values. Keep our four measures of success and values in mind as you perform your duties.Makesureyoudowhatisrightto help us achieve true success. Check our Corporate Social Responsibility licy for more ormation. e engage people in the communities where we are located We invite community members to take part n various activities hat allow us to share non-confidential ormation regarding ur projects in an open nd understandable y, and to hear their concerns and ideas about our business activities. Remember to listen respectfully toconcernsandquestionsfrom community members whether it’s part of your job or whether it’s family, neighbours or friends who share their concerns with you. Answer their questionshonestly.Ifyoudon’tknow an answer then find out what it is and follow up with them.

21 We support worthwhile community causes We strive to support many worthwhile community causes by donating our human and financial resources. We each have the opportunity to make a d communities by volunteering for one of the many causes that Cameco supports. Consider volunteering to help out your local community or the larger world community.

22 We protect the environment We protect the environment by: • Preventing pollution. • Complying with and moving beyond environmental laws and other environmental requirementsthatapplytous. • Keeping environmental risks at levels as low as reasonably achievable. •Ensuringqualityofenvironmentalprocesses. • Continually looking for ways to improve how we protect the environment. Check our Safety, Health, Environment and Quality Policy for more information. We follow our company guidelines when supporting or participating in political activities It’s OK for you to make personal donations or participate in the political process on your own behalf. You can’t use company property for campaigning for a political party or candidate, including yourself, without the consent of your supervisor or manager. Any contributions from the company to political parties or candidates may be made only according to our guidelines. Check our Political Donations Standard for the guidelines to follow.

Report your concerns If you have any concerns about how we might be affecting the environment, report them to your supervisor or manager, your local environment department, the corporate SHEQ audit group, the corporate legal department or the corporate secretary. You can also report your concerns anonymously through the Ethics Hotline. You are protected from any form of retaliation when you report your concern honestly.

24 Our Conduct with our Shareholders and the Public We continuously disclose important information to the public openly and honestly We disclose information both in good times and in bad times. Our disclosures are timely, complete, accurate and balanced. They avoid any misrepresentation of our operations or finances, which is critical to our relationship with our investors. We keep information confidential until we, as a company, disclose it publicly. Disclosure includes information about our mineral reserves and resources, which is important to the valuation of our shares. We follow our Mineral Reserve and Resource Policy and use established procedures and applicable Canadian securities laws to estimate our reserves and resources. If you are involved in preparing disclosures, you must follow our disclosure and financial reporting controls and procedures, and securities laws and regulations. Check both our Corporate Disclosure Policy, and our Disclosure Controls and Procedures for more information. Cameco is a publicly listed company. We owe it to our shareholders to always act in the best interests of Cameco. We only share information publicly through our authorized spokespersons or with permission from the chief corporate officer Don’t release any public disclosure documents until they’ve been reviewed by the disclosure committee. If you plan to give a presentation, speech, interview or written statement publicly on behalf of Cameco, or promote materials of interest to investors, first have them reviewed and authorized by the investor, corporate and government relations department. Only designated spokespersons have authority to speak publicly about Cameco, our activities and our securities. This includes social media channels like Facebook, Linkedin, Twitter and YouTube. You can tell people you work at Cameco and the general nature of your work but not specifics about projects.Makesureyouletpeopleknow you are not a Cameco spokesperson and do not engage in specific discussions about Cameco, our activities or our securities. Always remember to be protect yourself and Cam using social media. Chec media guidelines for mo Referallinquiriesfroms analysts and the media t authorized spokespeop Check with the vice-pres corporate and governme find out who your spoke more information about Disclosure Policy and rela We keep full and ac financial reports and administrative rec We keep proper records legal and financial obliga manage our business. If you have any responsi creating or keeping reco they’re accurate and com and that you follow the c procedures relevant to y falsely record information 25 Cameco’s assets, or hide information about assets, liabilities, revenues or expenses. If you prepare a financial report for shareholders and the public, it must fairly present the information and follow international financial reporting standards, applicable laws and regulations. Inaccurate financial reports can bring stiff penalties under securities laws. Under securities laws, our chief executive officer and chief financial officer have to pay the company back for Senior Vice-Pres Financial Offic

26 We report concerns regarding accounting practices We follow all applicable securities laws and regulations, accounting standards and accounting controls and audit practices. Report any concerns you have about our accounting or auditing practices. You’re protected from any form of punishment when you report your concern honestly. The audit and finance committee will oversee the treatment of employee concerns in this area. Anyone from outside the company can also report a concern. If you receive a concern from someone from outside the company, report it promptly in writing to the corporate secretary.

How to Report a Concern about an Accounting Practice Report your concern directly to the corporate secretary OR Report your concern in confidence to the audit and finance committee chair. To do this, send a sealed letter by mail (or other delivery) addressed to: Cameco Corporation 2121 11th Street West Saskatoon, SKS7M 1J3 Canada “Private and Strictly Confidential, Attention: Chair of the Audit and Finance Committee” OR Report your concern anonymously through the Ethics Hotline online at www.clearviewconnects.com, or by phone toll free in Canada/US at 1-866-590-4135, Australia at 1-800-337-354, and by landline in Kazakhstan at 8-800-333-6613. Question: What happens after I report a concern through the Ethics Hotline? Answer: A note is sent to you to let you know your concern was received and will be reviewed by the conduct and ethics committee. Other individuals may also be assigned by this committee to assist. Anonymity will be maintained. Information will only be shared with those who need to know to complete the investigation. Following an established procedure, the committee decides what action is needed to correct any problems discovered through the review. 27

28 Our Conduct with Customers, Partners, Contractors, Suppliers and Competitors We act fairly, honestly and respectfully with everyone Cameco’s success depends on our relationships with customers, partners, contractors, suppliers and competitors. These relationships can be damaged if we don’t deal with people fairly, honestly and respectfully. Never take advantage of anyone through any kind of unfair practice. Examples of unfair practices include: manipulating or hiding information or twisting the facts. We only give and accept modest gifts and invitations in the spirit of business courtesy and relationship management You may only give to, or accept gifts and invitations from, companies or people who deal with Cameco if the gifts are consistent with customary business practices and: • Do not influence or appear to influence how you carry out your duties. • Are not cash. • Are not too expensive. • Do not violate any applicable laws. • Do not violate this code or our International Business Conduct Program. Check with the corporate secretary or chief corporate officer if you’re unsure about whether you should give or receive a gift.

Question: A supplier I deal with invited me and my husband to a concert. Can I accept the invitation? Answer: You can accept the invitation if the supplier normally invites clients and their spouses to social events in appreciation of their business and not as a way to obtain business, and if the supplier attends the concert with you. Examples of acceptable gifts and invitations You can accept: • Gifts of pens, hats, shirts, mugs and similar items with a company’s logo. • Customary gifts of chocolate, cookies or similar items during the Christmas season. • An expensive gift only when it would be very inappropriate to refuse. In this case, you would accept the gift on behalf of Cameco and then give it to the corporate facilities department so they can catalogue it and determine the best place for its display or usage. 29 Question: A contractor in another country that we are thinking of using has invited me to tour his facility at his company’s expense. Is this OK? Answer: This is OK if it’s important to see how the company operates in order to make a decision about using the company, if the travel costs are reasonable, and if your supervisor gives you permission to go on the trip. • Reasonable invitations to business-related meetings or conferences. • Invitations to social, cultural or sporting events if the cost is reasonable, your host will be present and your attendance serves a customary business purpose. • Invitations to join your host at sports events, or trips to golf or fish or similar events and trips that are customary within the industry for people in jobs like yours and where they promote good working relationships.

30 Question: I’m hosting a social gather Cameco for some foreig doing business with. Ho is it OK if their spouses Answer: The amount you spend for the circumstances. Y and that of the people determine the type and entertainment you pro Spouses could be included circumstances. For e with their spouses on the the spouses of any Camec in attendance then it ma Check our International Program and check with legal department for finalizing your arrangemen Senior Vice-President and Chief Corporate Officer, Alice Wong

We follow the competition laws of the countries where we operate We never enter into arrangements that unlawfully restrict our ability to compete with other businesses or restrict other businesses from competing freely with us. Avoid contact with competitors’ employees when it appears you may be collaborating with them on the prices we charge for products or on any other aspects of our relationships 31 with suppliers or customers that would restrict competition. This is against our rules and could lead to illegal price-fixing agreements. Check our Competition Law Compliance Policy for more information.

32 Our Administration of this Code We commit to annually reviewing this code Each of us reads the code and signs a declaration form when we begin our jobs or board appointments at Cameco, and we’re also sent a copy of the code to review every December. If you’re in job band 6 or above, or you work in supply chain management, exploration or corporate human resources you must also sign a new declaration form annually and submit it to the corporate secretary. At any time during the year, if you move into any of these positions, you will complete a new declaration form. Report any actual, potential or perceived conflict you have on this form and sign it to show that you read the code, understand it and agree to follow it. If you work in Canada, also complete the personal information pledge and conflicts of interest between employed family members portions of the form. Promptly complete and submit a new declaration form to the corporate secretary at any time an actual, potential or perceived conflict of interest arises that you haven’t already declared. We understand there are consequences for violating this code or management documents You could be reprimanded, demoted, suspended or even dismissed if you don’tfollowthecode.Theconsequences depend on how severely the code is violated. Not following a management document referred to in this code will be treated as a violation of this code. The corporate secretary; director, talent management; director, legal services, governance; and manager, internal audit and corporate ethics make up Cameco’s conduct and ethics committee. They have the authority to investigate and decide if the code has been violated. They perform this responsibility under the direction of our board’s audit and finance committee. When a violation concerns a director, the investigation is conducted under the guidance of our board’s nominating, corporate governance and risk committee. We report violations of this code or management documents Report any concerns about the code or management documents not being followed to your supervisor, manager, local or corporate human resources department, the internal audit department, the corporate legal department or the corporate secretary. If you prefer, you can report your concerns anonymously through our Ethics Hotline, which is available 24/7 and operated by an external company. The Ethics Hotline can be reached online, in English or Russian, at www.clearviewconnects.com, or by phone toll free in Canada and the US at 1-866-590-4135, in Australia at 1-800-337-354, and by landline in Kazakhstan at 8-800-333-6613.

33 Promptly complete and submit a new declaration form to the corporate secretary at any time a new actual, potential or perceived conflict of interest arises.

34 Refusing to co-operate in an investigation is a violation of this code. You are protected from any form of retaliation or punishment when you report a concern honestly and with the right intentions. Your supervisor, manager or anyone else would face seriousconsequencesiftheytriedto punish you in any way for reporting a concern. If you believe you are being punished in some way for reporting a concern, tell your supervisor or manager, someone in the local or corporate human resources department, the internal audit department, the corporate legal department, the corporate secretary or the Ethics Hotline, whichever would be appropriate or most comfortable for you. The corporate secretary keeps a log of reports and complaints The corporate secretary keeps a log of all accounting matter concerns or Ethics Hotline reports received. Information recorded includes the nature of the concern, the date it was received and acknowledged, progress on the investigation, and the outcome. The log and copies of the concerns received are kept for at least seven years. Waivers of this code require approval before they can proceed Waivers for officers or board directors can only be made by the board of directors on the recommendation of either the audit and finance committee or the nominating, corporate governance and risk committee, whichever is applicable. Waivers will bepromptlydisclosedasrequired by applicable securities rules and regulations. Waivers for other employees can only be made by the conduct and ethics committee.

35 Referenced in this Code Our Management Documents • Anti-Fraud Program 15 • Competition Law Compliance Policy 31 • Confidentiality Policy 12 • Conflicts of Interest Between Employed Family Members Procedure (Canada) 8, 10 • Corporate Disclosure Policy 24, 25 • Corporate Social Responsibility Policy 20 • Disclosure Controls and Procedures 24 • Information Security Program 16 • International Business Conduct Program 4, 28, 30 • Mineral Reserve and Resource Policy 24 • Nuclear Technology Export and Import Controls Compliance Program 7 • Political Donations Standard 22 • Privacy and Protection of Personal Information Policy (Canada) 12 • Respectful Workplace Program 18 • Safety, Health, Environment and Quality Policy 16, 22 • Securities Trading and Reporting Standard 4 • Value Statements 2, 20

36 Contact Information If you are seeking advice or you know of, or suspect, any violations of this code, you should first consider speaking to your supervisor or manager. If you are not comfortable doing this or you are not satisfied with the response you receive, then there are several other ways to report your concerns. Ways to seek advice or report concerns Typical ways Your supervisor or manager Check your local directory Your local human resources department Check your local directory Corporate human resources department Phone: (306) 956-6370 Other ways Corporate legal department Phone: (306) 956-6720 Corporate internal audit department Phone: (306) 956-6659 SHEQ audit group Phone : (306) 956-6571 Corporate secretary, Gary Chad Phone: (306) 956-6303 Executive Officers: Tim Gitzel Phone: (306) 956-6244 Bob Steane Phone: (306) 956-6653 Ken Seitz Phone: (306) 956-6224 Grant Isaac Phone: (306) 956-8127 Gary Chad Phone: (306) 956-6303 Alice Wong Phone: (306) 956-6337 Audit and Finance Committee. Write to: Cameco Corporation 2121 11th Street West Saskatoon,SKS7M1J3Canada “Private and Strictly Confidential – Attention: Chair of the Audit and Finance Committee” The phone numbers indicated above are in Canada. If you are calling from outside of Canada or the US, you will need to include the applicable international country code number for Canada. The country code number to use depends on where you are calling from. Check your phone book or contact a phone operator to obtain this number. A way to report concerns anonymously Ethics Hotline Online: www.clearviewconnects.com Phone: 1 866 590 4135 (Canada and US) 1-800-337-354 (Australia) 8-800-333-6613 (Kazakhstan)

Last updated October 2013